Exhibit 99.1

ASCENDIS PHARMA A/S

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Page
Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income / (Loss) for the Three and Nine Months Ended September 30, 2016 and 2015	2
Unaudited Condensed Consolidated Interim Statements of Financial Position as of September 30, 2016 and December 31, 2015	3
Unaudited Condensed Consolidated Interim Statements of Changes in Equity at September 30, 2016 and 2015	4
Unaudited Condensed Consolidated Interim Cash Flow Statements for the Nine Months Ended September 30, 2016 and 2015	5
Notes to the Unaudited Condensed Consolidated Interim Financial Statements	6

Unaudited Condensed Consolidated Interim Statements of Profit or Loss

and Other Comprehensive Income / (Loss) for the Three and Nine Months Ended September 30

		Three Months Ended September 30		Nine Months Ended September 30
		Consolidated
	Notes	2016	2015	2016	2015
		(EUR’000)		(EUR’000)
Revenue	4	1,169	2,117	3,563	6,141
Research and development costs		(16,510)	(8,038)	(46,031)	(28,013)
General and administrative expenses		(2,641)	(1,396)	(8,218)	(5,945)

Operating profit / (loss)		(17,982)	(7,317)	(50,686)	(27,817)
Finance income		18	126	1,491	9,266
Finance expenses		(347)	(279)	(3,111)	(2,774)

Profit / (loss) before tax		(18,311)	(7,470)	(52,306)	(21,325)
Tax on profit / (loss) for the period		57	160	249	398

Net profit / (loss) for the period		(18,254)	(7,310)	(52,057)	(20,927)

Other comprehensive income / (loss)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		(1)	5	6	(13)

Other comprehensive income / (loss) for the period, net of tax		(1)	5	6	(13)

Total comprehensive income / (loss) for the period, net of tax		(18,255)	(7,305)	(52,051)	(20,940)
Profit / (loss) for the period attributable to owners of the Company		(18,254)	(7,310)	(52,057)	(20,927)
Total comprehensive income / (loss) for the period attributable to owners of the Company		(18,255)	(7,305)	(52,051)	(20,940)

		EUR	EUR	EUR	EUR
Basic earnings / (loss) per share		(0.72)	(0.30)	(2.07)	(0.90)
Diluted earnings / (loss) per share		(0.72)	(0.30)	(2.07)	(0.90)
Number of shares used for calculation (basic)		25,196,006	24,536,580	25,165,855	23,307,976
Number of shares used for calculation (diluted)[1]		25,196,006	24,536,580	25,165,855	23,307,976

(1)	A total of 2,933,685 warrants outstanding as of September 30, 2016 may dilute earnings per share in the future, but have not been included in the calculation of diluted earnings per share because they are antidilutive for the period presented. Similarly, a total of 1,596,795 warrants were outstanding as of September 30, 2015, also considered to be antidilutive and thus not included in the calculation.

Unaudited Condensed Consolidated Interim Statements of Financial Position

	Notes	September 30, 2016	December 31, 2015
		(EUR’000)
Assets
Non-current assets
Intangible assets		3,495	3,495
Property, plant and equipment		2,422	2,355
Deposits		265	270

		6,182	6,120

Current assets
Trade receivables		419	1,064
Other receivables		1,872	338
Prepayments		2,475	3,819
Income taxes receivable		1,279	784
Cash and cash equivalents		74,525	119,649

		80,570	125,654

Total assets		86,752	131,774

Equity and liabilities
Equity
Share capital	7	3,385	3,374
Other reserves		11,167	5,678
Retained earnings		59,849	111,277

Total equity		74,401	120,329

Current liabilities
Trade payables and other payables		11,396	8,373
Deferred income		838	3,072
Income taxes payable		117	—

		12,351	11,445

Total liabilities		12,351	11,445

Total equity and liabilities		86,752	131,774

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

	Share Capital	Foreign Currency Translation Reserve	Share- based Payment Reserve	Retained Earnings	Total
	(EUR’000)

Equity at December 31, 2015	3,374	(85)	5,763	111,277	120,329

Profit / (loss) for the period	—	—	—	(52,057)	(52,057)
Other comprehensive income / (loss), net of tax	—	6	—	—	6

Total comprehensive income / (loss)	—	6	—	(52,057)	(52,051)
Share-based payment (Note 6)	—	—	5,483	—	5,483
Exercise of warrants	11	—	—	629	640

Equity at September 30, 2016	3,385	(79)	11,246	59,849	74,401

	Share Capital	Foreign Currency Translation Reserve	Share- based Payment Reserve	Retained Earnings	Total
	(EUR’000)

Equity at December 31, 2014	2,272	(71)	4,050	39,559	45,810

Profit / (loss) for the period	—	—	—	(20,927)	(20,927)
Other comprehensive income / (loss), net of tax	—	(13)	—	—	(13)

Total comprehensive income / (loss)	—	(13)	—	(20,927)	(20,940)
Share-based payment (Note 6)	—	—	1,104	—	1,104
Capital increase and exercise of warrants	1,102	—	—	113,036	114,138
Cost of capital increase	—	—	—	(8,396)	(8,396)

Equity at September 30, 2015	3,374	(84)	5,154	123,273	131,716

Unaudited Condensed Consolidated Interim Cash Flow Statements for the

Nine Months Ended September 30

		Consolidated
	Notes	2016	2015
		(EUR’000)
Operating activities
Net profit / (loss) for the period		(52,057)	(20,927)
Reversal of finance income		(1,491)	(9,266)
Reversal of finance expenses		3,111	2,774
Reversal of tax charge		(249)	(398)
Adjustments for:
Share-based payment		5,483	1,104
Depreciation and amortization		504	405
Changes in working capital:
Deposits		5	(125)
Trade receivables		644	555
Other receivables		(1,533)	(1,270)
Prepayments		1,344	(2,766)
Trade payables and other payables		3,028	418
Deferred income		(2,234)	(3,744)

Cash flows from / (used in) operations		(43,445)	(33,240)
Finance income received		58	66
Finance expenses paid		(3)	(68)
Income taxes received / (paid)		(129)	(238)

Cash flows from / (used in) operating activities		(43,519)	(33,480)

Investing activities
Acquisition of property, plant and equipment		(570)	(676)

Cash flows from / (used in) investing activities		(570)	(676)

Financing activities
Capital increase and exercise of warrants		640	114,138
Cost of capital increase		—	(8,396)

Cash flows from / (used in) financing activities		640	105,742

Increase / (decrease) in cash and cash equivalents		(43,449)	71,586

Cash and cash equivalents at January 1		119,649	50,167
Effect of exchange rate changes on balances held in foreign currencies		(1,675)	6,494

Cash and cash equivalents at September 30		74,525	128,247

Note 1—General Information

Ascendis Pharma A/S, together with its subsidiaries, is a clinical stage biopharmaceutical company utilizing its TransCon technology to address significant unmet medical needs in rare diseases by improving clinically validated parent drugs and creating therapies with potential for best-in-class efficacy, safety and/or convenience. Ascendis Pharma A/S was incorporated in 2006 and is headquartered in Hellerup, Denmark. Unless the context otherwise requires, references to the “Company,” “we,” “us” and “our” refer to Ascendis Pharma A/S and its subsidiaries.

The address of the Company’s registered office is Tuborg Boulevard 5, DK-2900, Hellerup, Denmark.

On February 2, 2015, the Company completed an initial public offering, or IPO, which resulted in the listing of American Depositary Shares (“ADSs”) representing the Company’s ordinary shares, under the symbol “ASND” in the United States on The NASDAQ Global Select Market.

The Company’s Board of Directors approved these unaudited condensed consolidated interim financial statements on November 30, 2016.

Note 2—Summary of Significant Accounting Policies

Basis of Preparation

The unaudited condensed consolidated interim financial statements of the Company are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”. Certain information and disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. Accordingly, these condensed consolidated interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2015 and accompanying notes, which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, and as adopted by the European Union.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the condensed consolidated interim financial statements are disclosed in Note 3.

Changes in Accounting Policies

The accounting policies applied when preparing these condensed consolidated interim financial statements have been applied consistently to all the periods presented, unless otherwise stated and are consistent with those of the Company’s most recent annual consolidated financial statements. A description of our accounting policies is provided in the Accounting Policies section of the audited consolidated financial statements as of and for the year ended December 31, 2015.

Retrospective Effect of Bonus Share Issuance

All share and per share data in the condensed consolidated interim financial statements give retrospective effect to a bonus issuance of shares in the ratio of 3:1 of the Company’s authorized, issued and outstanding ordinary and preference shares, which was effective on January 13, 2015, with the corresponding impacts on both share capital and retained earnings also retrospectively recognized. Retrospective effect has also been given with respect to the share and per share data for the Company’s warrants.

Note 3—Critical Accounting Judgments and Key Sources of Estimation Uncertainty

In the application of our accounting policies, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. In some instances, we could have reasonably used different accounting estimates, and in other instances changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates we have made. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial conditions, results of operations and cash flows will be affected.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgments made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in our unaudited condensed consolidated financial statements relate to revenue recognition, share-based payment, internally generated intangible assets, and joint arrangements / collaboration agreements.

The key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year relate to impairment of goodwill, recognition of accruals for manufacturing and clinical trial activities, and to useful lives of property, plant and equipment and finite-lived intangible assets. There have been no changes to the applied useful lives of property, plant and equipment or finite-lived intangible assets, or in the application of other significant accounting estimates, and no impairment losses have been recognized during the first nine months of 2016 or 2015.

The unaudited condensed consolidated interim financial statements do not include all disclosures for critical accounting estimates and judgments that are required in the annual consolidated financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2015.

Note 4—Revenue

	Consolidated
	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	(EUR’000)		(EUR’000)
Revenue from the rendering of services	424	869	1,329	2,397
License income	745	1,248	2,234	3,744

Total revenue	1,169	2,117	3,563	6,141

Revenue from external customers (geographical)
USA	1,169	1,807	3,563	5,537
Germany	—	135	—	428
Switzerland	—	175	—	175

Total revenue	1,169	2,117	3,563	6,141

Note 5—Segment Information

We are managed and operated as one business unit. No separate business areas or separate business units have been identified in relation to product candidates or geographical markets. Accordingly, we do not disclose information on business segments or geographical markets, except for the geographical information on revenue included in Note 4.

Note 6—Warrants and Share-based Payment

Share-based payment

Ascendis Pharma A/S has established warrant programs, equity-settled share-based payment transactions, as an incentive for all of our employees, members of our Board of Directors and select external consultants.

Warrants are granted by the Board of Directors in accordance with authorizations given to it by the shareholders of Ascendis Pharma A/S and each warrant granted is exercisable for one ordinary share of Ascendis Pharma A/S. As of September 30, 2016, 4,452,812 warrants had been granted, of which 19,580 warrants have been cancelled, 1,373,754 warrants have been exercised, 2,168 warrants have expired without being exercised, and 123,625 warrants have been forfeited. As of September 30, 2016, the Board of Directors was authorized to grant up to 3,566,592 additional warrants to our employees, board members and select consultants without pre-emptive subscription rights for the shareholders of Ascendis Pharma A/S. Each warrant carries the right to subscribe for one ordinary share of a nominal value of DKK 1. The exercise price is fixed at the fair market value of our ordinary shares at the time of grant as determined by the Board of Directors. As of September 30, 2016, the exercise prices of our outstanding warrants range from €6.48 to €16.33 per warrant depending on the grant dates of such warrants. Depending on the warrant program under which our warrants have been issued, vested warrants may either be exercised in two or four annual exercise periods. Other than with respect to exercise periods, the terms of the programs under which outstanding warrants have been issued are similar.

Warrant Activity

The following table specifies the warrant activity during the nine months ended September 30, 2016:

	Total Warrants	Weighted Average Exercise Price EUR
Outstanding at December 31, 2015	2,615,903	10.69

Granted during the period	410,500	14.40
Exercised during the period	(81,292)	7.87
Forfeited during the period	(11,426)	13.88
Expired during the period	—	—

Outstanding at September 30, 2016	2,933,685	11.27

Vested at the balance sheet date	1,294,685	9.03

Warrant Compensation Costs

Warrant compensation costs are determined with basis in the grant date fair value of the warrants granted and recognized in the statement of profit or loss over the vesting period of the warrants granted.

	Consolidated
	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	(EUR’000)		(EUR’000)
Research and development costs	832	120	2,840	458
General and administrative expenses	786	(9)	2,643	646

Total warrant compensation costs	1,618	111	5,483	1,104

Note 7—Share Capital

The share capital of Ascendis Pharma A/S consists of 25,209,534 shares at a nominal value of DKK 1. Following the Company’s IPO, all share classes were converted into ordinary shares in the ratio of 1:1.

On January 13, 2015, as preparation for the IPO, the Company’s shareholders approved an issuance of bonus shares in the ratio of 3:1 of the Company’s authorized, issued and outstanding ordinary and preference shares, thereby increasing the number of shares from 4,233,945 shares to 16,935,780 shares. All share and per share data in this report, including those relating to the warrants, give retrospective effect to the bonus issuance of shares.

On February 2, 2015, the Company closed its IPO of 6,900,000 ADSs on The NASDAQ Global Select Market under the symbol “ASND”. Each ADS represents one ordinary share. The 6,900,000 ADSs include the exercise in full by the underwriters of their option to purchase additional ADSs. As part of the IPO, the Company’s share capital was increased from 16,935,780 shares to 23,835,780 shares and all classes of preference shares converted into ordinary shares.

On May 21, May 29, June 4, and June 9, 2015, an aggregate of 361,046 warrants were exercised, increasing the Company’s share capital from 23,835,780 shares to 24,196,826 shares.

On August 27, August 28, September 3, and September 8, 2015, an aggregate of 931,416 warrants were exercised, increasing the Company’s share capital from 24,196,826 shares to 25,128,242 shares.

On April 18, April 27, and May 9, 2016, an aggregate of 64,979 warrants were exercised, increasing the Company’s share capital from 25,128,242 shares to 25,193,221 shares.

On September 13, September 15, and September 21, 2016, an aggregate of 16,313 warrants were exercised, increasing the Company’s share capital from 25,193,221 shares to 25,209,534 shares.

Note 8—Subsequent Events

On October 24, 2016, the Company completed the sale of an aggregate of 6,315,789 ADSs, each representing one ordinary share, nominal DKK 1 per share. The Company received net proceeds from the offering of approximately $112.0 million (€102.9 million at the date of closing), after deducting the underwriters’ commissions and estimated offering expenses payable by the Company. On November 2, 2016, the Company completed the partial exercise of the underwriters’ option to purchase additional ADSs and sold an aggregate of 861,878 ADSs to the underwriters. From this sale the Company received net proceeds of approximately $15.4 million (€13.9 million at the date of closing), after deducting the underwriters’ commissions and estimated offering expenses payable by the Company.

No other events have occurred after the balance sheet date that would have a significant impact on the financial results or financial position of the Company.